SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                          Peoples Financial Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   71103A 10 4
                                 (CUSIP Number)


                               Cynthia A. Shafer,
                        Vorys, Sater, Seymour and Pease,
                             Suite 2100, Atrium Two,
                             221 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 723-4009
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 31, 1997
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

                                  SCHEDULE 13D

CUSIP NO.  71103A 10 4

1.       NAME OF REPORTING PERSON
         SS OR IRS IDENTIFICATION NO. OF REPORTING PERSON:

                  Paul von Gunten


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)
         (b)


3.       SEC USE ONLY:


4.       SOURCE OF FUNDS:

                  SC, PF


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):


6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                  100,610
8.       SHARED VOTING POWER:                 13,000
9.       SOLE DISPOSITIVE POWER:              97,004
10.      SHARED DISPOSITIVE POWER:            13,000


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  113,610


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                  7.99%


14.      TYPE OF REPORTING PERSON:

                  IN

Item 1.           Security and Issuer.

                  Common shares, no par value
                  Peoples Financial Corporation
                  211 Lincoln Way East
                  Massillon, Ohio 44646

Item 2.           Identity and Background.

                    (a)  Paul von Gunten

                    (b)  211 Lincoln Way East
                         Massillon, Ohio 44646

                    (c) President and Chief Executive Officer of Peoples Financial Corporation and Peoples Federal Savings and Loan Association of Massillon, 211 Lincoln Way East, Massillon, Ohio 44646

                    (d) During the last five years, Mr. von Gunten has not been convicted in a criminal proceeding.

                    (e) During the last five years, Mr. von Gunten has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                    (f) Mr. von Gunten is a citizen of the United States of America.

Item 3.           Source and Amount of Funds and Other Consideration.

                    Mr. von Gunten purchased 17,200 shares on November 21, 1997, with personal funds. He and his wife also purchased shares with personal funds in connection with the initial public offering by the issuer in September 1996. In 1996 and 1997, Mr. von Gunten inherited shares from the estates of his father and mother. Mr. von Gunten has also acquired 34,753 shares through his 401(k) plan account, 3,606 shares pursuant to the Peoples Financial Corporation Employee Stock Ownership Plan (the "ESOP"), and 2,385 shares pursuant to the Peoples Financial Corporation Recognition and Retention Plan and Trust Agreement (the "RRP"), and he has the right within the next 60 days to exercise an option to purchase 4,473 shares pursuant to the Peoples Financial Corporation 1997 Stock Option and Incentive Plan (the "Stock Option Plan"). (The number of shares subject to the option may be adjusted by the Stock Option Committee due to a return of capital declared by the issuer in 1997.)

Item 4.           Purpose of  Transaction.

                    All shares held by Mr. von Gunten are held for investment.

Item 5.           Interest in Securities of the Issuer.

                    (a) Mr. von Gunten beneficially owns 113,610 shares, which is 7.99% of the total issued and outstanding common shares of the issuer.

                    (b) Mr. von Gunten has sole voting and dispositive power with respect to 97,004 shares, sole voting but not dispositive power with respect to 3,606 shares, and shared voting and dispositive power with respect to 13,000 shares held by Mr. von Gunten's spouse.

                    Mr. von Gunten's wife is Dorothy von Gunten. Ms. von Gunten is a citizen of the United States of America, and during the past five years, Ms. von Gunten has neither been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. von Gunten has the same address as Mr. von Gunten and is a homemaker.

                    (c) Mr. von Gunten acquired shares under the ESOP as of December 31, 1997, under the 401(k) plan as of December 31, 1997, and under the RRP pursuant to an award made on March 19, 1997, and required to be distributed from the RRP Trust as of March 19, 1998, all for no consideration. Mr. von Gunten acquired the stock option pursuant to an award made pursuant to the Stock Option Plan on March 19, 1997, and first exercisable on March 19, 1998.

                    (d)  Inapplicable.

                    (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                    There are no contracts, arrangements, understandings or relationships between Mr. von Gunten and any other person with respect to any securities of the issuer, except for award agreements pursuant to the RRP and the Stock Option Plan.

Item 7.           Material to be Filed as Exhibits.

                  1.  Stock Option Award Agreement
                  2.  Recognition and Retention Plan and Trust Award Agreement

Signature

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Paul von Gunten
Signature

Paul von Gunten
Name

March 27, 1998
Date

                                    EXHIBIT 1

                          STOCK OPTION AWARD AGREEMENT
                  PURSUANT TO THE PEOPLES FINANCIAL CORPORATION
                      1997 STOCK OPTION AND INCENTIVE PLAN
                            (Incentive Stock Options)


                  THIS AGREEMENT is made to be effective as of March 19, 1997, by and between Peoples Financial Corporation (the "COMPANY"), and Paul von Gunten (the "OPTIONEE").

                                   WITNESSETH:

                  WHEREAS, the Board of Directors of the COMPANY adopted the Peoples Financial Corporation 1997 Stock Option and Incentive Plan (the "PLAN") on January 22, 1997;

                  WHEREAS, the shareholders of the COMPANY approved the PLAN on March 19, 1997;

                  WHEREAS,  pursuant to the provisions of the PLAN, the Board of
Directors  of  the  COMPANY  has  appointed  a  Stock  Option   Committee   (the
"COMMITTEE") to administer the PLAN; and

                  WHEREAS, the COMMITTEE has determined that an option to acquire common shares of the COMPANY, no par value per share (the "COMMON SHARES"), should be granted to the OPTIONEE upon the terms and conditions set forth in this AGREEMENT;

                  NOW, THEREFORE, in consideration of the above premises and intending to be legally bound by this AGREEMENT, the parties hereto agree to the following:

                  1. Grant of Option. The COMPANY hereby grants to the OPTIONEE an option to purchase twenty-two thousand three hundred sixty-five (22,365) COMMON SHARES (the "OPTION"). The OPTION is intended to qualify as an incentive stock option (an "ISO") under Section 422 of the Internal Revenue Code of 1986, as amended (the "CODE").

                  2. Terms and Conditions of the OPTION.

                    (A) OPTION Price. The purchase price (the "OPTION PRICE") to be paid by the OPTIONEE to the COMPANY upon the exercise of the OPTION shall be $16.00 per share, being 100% of the Fair Market Value (as that term is defined in the PLAN) of a COMMON SHARE on March 19, 1997.

                    (B) Exercise of the OPTION. Subject to the provisions of the PLAN and the other provisions of this AGREEMENT, the OPTION is exercisable in accordance with the following schedule:

         DATE                               NUMBER OF SHARES FIRST EXERCISABLE

March 19, 1998                                          4,473
March 19, 1999                                          4,473
March 19, 2000                                          4,473
March 19, 2001                                          4,473
March 19, 2002                                          4,473

                    The OPTION shall remain exercisable until the date of expiration of the OPTION term. The OPTION may be exercised to purchase less than the total number of COMMON SHARES subject to the OPTION and exercisable any time and from time to time. The OPTION may not be exercised unless the COMMON SHARES issued upon such exercise are first registered pursuant to any applicable federal and state laws or regulations or, in the opinion of the counsel to the COMPANY, are exemp from such registration. Nothing contained in the PLAN or in this AGREEMENT shall be construed to require the COMPANY to take any action whatsoever to make exercisable any OPTION or to make transferable any shares issued upon the exercise of any OPTION.

                    (C) OPTION Term. The OPTION shall in no event be exercisable after the expiration of ten (10) years from the date of this AGREEMENT.

                    (D) Method of Exercise. The OPTION may be exercised by delivering written notice of exercise to the COMPANY in care of its President or Treasurer. The notice must state the number of shares subject to the OPTION in respect of which it is being exercised and must be accompanied by payment in full of the OPTION PRICE in cash unless the COMMITTEE in its sole discretion permits payment of the OPTION PRICE in COMMON SHARES already owned by the OPTIONEE or by the surrender of outstanding awards of OPTIONS.

                  3. Non-Assignability of the OPTION. Once granted, the OPTION shall not be assignable or transferable except by will or by the laws of descent and distribution. The terms and conditions of the OPTION shall be binding upon each and every executor, administrator, heir, beneficiary, or other successor to the OPTIONEE's interest.

                  4.  Incentive Stock Option Qualification.

     The OPTION is intended to be an ISO under Section 422 of the CODE. The OPTIONEE acknowledges that in order for the OPTION to qualify as an ISO, the OPTIONEE must comply with the following additional conditions:

                    (A) The OPTIONEE must remain employed by the COMPANY (or a subsidiary of the COMPANY) at least until three months before the OPTION is exercised (or one year in the case of an OPTIONEE who is disabled within the meaning of Section 22(e)(3) of the Code);

                    (B) The OPTIONEE may not dispose of the COMMON SHARES acquired upon the exercise of the OPTION (i) within two years of the date of the grant of the OPTION, and (ii) within one year after the date of the exercise of the OPTION; and

                    (C) The aggregate fair market value (determined as of the date of the grant of the OPTION) of the COMMON SHARES with respect to which ISO are exercisable under all plans of the COMPANY or a subsidiary for the first time by the OPTIONEE during any calendar year shall not exceed $100,000, or such other limit as may be required by the CODE.

                    To the extent that the OPTIONEE does not comply with the foregoing conditions, such portion of the OPTION will not be deemed to be an ISO under the CODE.

                  5. Governing Law. The rights and obligations of the OPTIONEE and the COMPANY under this AGREEMENT shall be governed by and construed in accordance with the laws of the State of Ohio (without giving effect to the conflict of laws principles thereof) in all respects, including, without limitation, matters relating to the validity, construction, interpretation, administration, effect, enforcement, and remedies provisions of the PLAN and its rules and regulations, except to the extent preempted by applicable federal law. All disputes and matters whatsoever arising under, in connection with or incident to this AGREEMENT shall be litigated, if at all, in and before a court located in the State of Ohio, U.S.A., to the exclusion of the courts of any other state or country.

                  6. Rights and Remedies Cumulative. All rights and remedies of the COMPANY and of the OPTIONEE enumerated in this AGREEMENT shall be cumulative and, except as expressly provided otherwise in this AGREEMENT, none shall exclude any other rights or remedies allowed by law or in equity, and each of said rights or remedies may be exercised and enforced concurrently.

                  7. Captions. The captions contained in this AGREEMENT are included only for convenience of reference and do not define, limit, explain or modify this AGREEMENT or its interpretation, construction or meaning and are in no way to be construed as a part of this AGREEMENT.

                  8. Severability. If any provision of this AGREEMENT or the application of any provision hereof to any person or any circumstance shall be determined to be invalid or unenforceable, then such determination shall not affect any other provision of this AGREEMENT or the application of said provision to any other person or circumstance, all of which other provisions shall remain in full force and effect. It is the intention of each party to this AGREEMENT that if any provision of this AGREEMENT is susceptible of two or more constructions, one of which would render the provision enforceable and the other or others of which would render the provision unenforceable, then the provision shall have the meaning which renders it enforceable.

                  9. PLAN as Controlling. All terms and conditions of the PLAN applicable to options granted thereunder which are not set forth in this AGREEMENT shall be deemed incorporated herein by reference. In the event that any provision in this AGREEMENT conflicts with any term in the PLAN, the term in the PLAN shall be deemed controlling.

                 10. Entire Agreement. This AGREEMENT constitutes the entire agreement between the COMPANY and the OPTIONEE in respect of the subject matter of this AGREEMENT, and this AGREEMENT supersedes all prior and contemporaneous agreements between the parties hereto in connection with the subject matter of this AGREEMENT. All representations of any type relied upon by the OPTIONEE and the COMPANY in making this AGREEMENT are specifically set forth herein, and the OPTIONEE and the COMPANY each acknowledge that they have relied on no other representation in entering into this AGREEMENT. No change, termination or attempted waiver of any of the provisions of this AGREEMENT shall be binding upon any party hereto unless contained in a writing signed by the party to be charged.

                 IN WITNESS WHEREOF, the parties hereto have caused this AGREEMENT to be executed to be effective as of March 19, 1997.


                                    PEOPLES FINANCIAL CORPORATION


                                    -----------------------------------------
                                    By:  Paul von Gunten
                                     Its:  President


                                    OPTIONEE


                                    ------------------------------------------
                                    Paul Von Gunten

                                    EXHIBIT 2

                          PEOPLES FINANCIAL CORPORATION
                    RECOGNITION AND RETENTION PLAN AND TRUST
                                 AWARD AGREEMENT

         THIS AGREEMENT is made to be effective as of March 19, 1997, by and between Peoples Financial Corporation (the "COMPANY") and Paul von Gunten (the "RECIPIENT").

                                   WITNESSETH:

         WHEREAS, the Board of Directors of the COMPANY adopted the Peoples Financial Corporation Recognition and Retention Plan and Trust Agreement (the "RRP") on January 22, 1997;

         WHEREAS, the shareholders of the COMPANY approved the RRP on March 19, 1997;

         WHEREAS, pursuant to the provisions of the RRP, the Board of Directors of the COMPANY has appointed a Recognition and Retention Plan Committee (the "RRP COMMITTEE") to administer the RRP and to determine persons to whom awards will be made and the number of common shares of the COMPANY to be awarded pursuant to the RRP;

         WHEREAS, the Trust established by the RRP holds a pool of common shares of the COMPANY, no par value per share (the "RRP PLAN SHARES"); and

         WHEREAS, the RRP COMMITTEE has determined that an award of RRP PLAN SHARES should be granted to the RECIPIENT upon the terms and conditions set forth in this AGREEMENT;

         NOW, THEREFORE, in consideration of the above premises and intending to be legally bound by this AGREEMENT, the parties hereto agree to the following:

         1. Grant of Award. The COMPANY hereby grants to the RECIPIENT an award of eleven thousand nine hundred and twenty-eight (11,928) RRP PLAN SHARES (the "AWARDED SHARES"). The RECIPIENT shall earn and be entitled, subject to the forfeiture and other provisions of the RRP, to the AWARDED SHARES as follows:

               a. Two thousand three hundred and eighty-five (2,385) of the AWARDED SHARES shall be earned and nonforfeitable by the RECIPIENT on March 19, 1998;

               b. Two thousand three hundred and eighty-five (2,385) of the AWARDED SHARES shall be earned and nonforfeitabl by the RECIPIENT on March 19, 1999;

               c. Two thousand three hundred and eighty-five (2,385) of the AWARDED SHARES shall be earned and nonforfeitable by the RECIPIENT on March 19, 2000;

               d. Two thousand three hundred and eighty-five (2,385) of the AWARDED SHARES shall be earned and nonforfeitable by the RECIPIENT on March 19, 2001; and

               e. Two thousand three hundred and eighty-eight (2,388) of the AWARDED SHARES shall be earned and nonforfeitable by the RECIPIENT on March 19, 2002.

         2. Distribution of Shares. Pursuant to and as provided in Section 7.02 of the RRP, and subject to the other provisions of the RRP, the AWARDED SHARES shall be distributed to the RECIPIENT as soon as practicable after they have been earned; provided, however, that the AWARDED SHARES shall not be distributed unless the AWARDED SHARES are first registered pursuant to any applicable federal and state laws or regulations or, in the opinion of counsel to the COMPANY, are exempt from such registration.

         3. Transfer of the AWARDED SHARES. Any sale, transfer or other distribution by the RECIPIENT of the AWARDED SHARES is subject to all applicable federal and state laws and regulations.

         4. Incorporation of the RRP. By entering into this AGREEMENT, the RECIPIENT agrees to be bound by all of the terms and conditions of the RRP, which are incorporated by reference into this AGREEMENT. To the extent that any provision of this AGREEMENT is in contradiction with any provision of the RRP, the applicable provision of the RRP shall control over the applicable provision of this AGREEMENT.

         5. Governing Law. The rights and obligations of the RECIPIENT and the COMPANY under this AGREEMENT shall be governed by and construed in accordance with the laws of the State of Ohio (without giving effect to the conflict of laws principles thereof) in all respects, including, without limitation, matters relating to the validity, construction, interpretation, administration, effect, enforcement, and remedies provisions of the RRP and its rules and regulations, except to the extent preempted by applicable federal law. All disputes and matters whatsoever arising under, in connection with or incident to this AGREEMENT shall be litigated, if at all, in and before a court located in the State of Ohio, U.S.A., to the exclusion of the courts of any other state or country.

         6. Rights and Remedies Cumulative. All rights and remedies of the COMPANY and of the RECIPIENT enumerated in this AGREEMENT shall be cumulative and, except as expressly provided otherwise in this AGREEMENT, none shall exclude any other rights or remedies allowed by law or in equity, and each of said rights or remedies may be exercised and enforced concurrently.

         7. Captions. The captions contained in this AGREEMENT are included only for convenience of reference and do not define, limit, explain or modify this AGREEMENT or its interpretation, construction or meaning and are in no way to be construed as a part of this AGREEMENT.

         8. Severability. If any provision of this AGREEMENT or the application of any provision thereof to any person or any circumstance shall be determined to be invalid or unenforceable, then such determination shall not affect any other provision of this AGREEMENT or the application of said provision to any other person or circumstance, all of which other provisions shall remain in full force and effect. It is the intention of each party to this AGREEMENT that if any provision of this AGREEMENT is susceptible of two or more constructions, one of which would render the provision enforceable and the other or others of which would render the provision unenforceable, then the provision shall have the meaning which renders it enforceable.

         9. Entire Agreement. This AGREEMENT and the RRP constitute the entire agreement between the COMPANY and the RECIPIENT in respect of the subject matter of this AGREEMENT, and this AGREEMENT supersedes all prior and contemporaneous agreements between the parties hereto in connection with the subject matter of this AGREEMENT. All representations of any type relied upon by the RECIPIENT and the COMPANY in making this AGREEMENT are specifically set forth herein, and the RECIPIENT and the COMPANY each acknowledge that they have relied on no other representations in entering into this AGREEMENT. No change, termination or attempted waiver of any of the provisions of this AGREEMENT shall be binding upon any party hereto unless contained in a writing signed by the party to be charged.

         10. Successors and Assigns. This AGREEMENT shall inure to the benefit of and be binding upon the successors and assigns (including successive, as well as immediate, successors and assigns) of the COMPANY and the RECIPIENT.

         IN WITNESS WHEREOF, the parties hereto have caused this AGREEMENT to be executed as of March 19, 1997.


                                         PEOPLES FINANCIAL CORPORATION

                                         ----------------------------------
                                         By:  Paul von Gunten
                                          Its:  President


                                         ----------------------------------
                                         Paul von Gunten